Exhibit 23.4

CONSENT OF EXPERT

I, David Bikerman, M.S., E.M. of Bikerman Engineering and Technology Associates, Inc., do hereby consent to the reference to the technical report titled “Johnson Camp Mine Project Feasibility Study”, Cochise County, Arizona, dated September 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Registration Statement Amendment No. 1 on Form SB-2 dated November 26, 2007 (the “Registration Statement”) of Nord Resources Corporation.

I confirm that I have read the Registration Statement and that I have no reason to believe that there are any misrepresentations in the information contained in the Registration Statement that is derived from the Technical Report or within my knowledge as a result of the services that I performed to write the Technical Report.

I also consent to the use of my name in the Registration Statement.

Dated this 26 day of November, 2007.

/s/ David Bikerman
David Bikerman, M.S., E.M.